VIA EDGAR	767 Fifth Avenue New York, NY 10153-0119 +1 212 310 8000 tel +1 212 310 8007 fax
June 14, 2012	Michael E. Lubowitz +1 212 310 8566 michael.lubowitz@weil.com

Securities and Exchange Commission

Division of Corporation Finance

Office of Mergers and Acquisitions

100 F Street, N.E.

Washington, DC 20549-3628

Attn: Mr. Daniel F. Duchovny, Special Counsel

Re:	P.F. Chang’s China Bistro, Inc.

Schedule TO-T/A filed May 25, 2012 by Wok Acquisition Corp. et al.

SEC File No. 005-54977

Dear Mr. Duchovny:

This letter is sent on behalf of Wok Acquisition Corp. (“Purchaser”), Wok Parent LLC (“Parent”), Wok Holdings Inc. (“Wok Holdings”) and Centerbridge Capital Partners II, L.P. (“Centerbridge Capital II,” and together with Purchaser, Parent and Wok Holdings, the “Filing Persons”), in response to the comments of the Staff of the Securities and Exchange Commission (the “Staff”) communicated in its letter dated June 6, 2012 regarding the above-referenced filing, as well as our additional conversations.

For ease of reference, the Staff’s comments from its letter are reproduced below in bold and are followed by the Filing Persons’ response. Any capitalized terms used in this letter but not defined have the meanings given to such terms in the above-referenced filing.

Schedule TO

1.	We note your responses to prior comments 1 and 12. We reissue prior comment 1: please include Centerbridge Associates II, L.P. as a bidder to the tender offer.

The Filing Persons have revised the Offer to include Centerbridge Associates II, L.P. (“Centerbridge Associates II,” and together with the Filing Persons, the “Bidders”) as a bidder to the tender offer.

Mr. Duchovny
U.S. Securities and Exchange Commission
June 14, 2012
Page 2

Offer to Purchase

Certain Information Concerning P.F. Chang’s, page 12

2.	We reissue prior comment 4. Your disclosure stating that “Set forth below are the material portions of the Projections provided to us” continue to suggest that you have summarized the projections. Please revise.

The Bidders do not believe that any additional disclosure is necessary in the Offer to Purchase to convey to stockholders that the Offer to Purchase includes all material projections provided to them by P.F. Chang’s. The Bidders hereby confirm that the Offer to Purchase includes all of those material projections.

Certain Conditions of the Offer, page 50

3.	We disagree with your response to prior comment 6 and we reissue it.

The Bidders acknowledge that upon the satisfaction of the Financing Proceeds Condition, they will be required to promptly file an amendment to the Schedule TO in accordance with Rule 14D-3(b)(1) disclosing this material change and confirm that they will disseminate this disclosure in a manner reasonably calculated to inform security holders as required by Rule 14d-4(d). The Bidders confirm that five business days will remain in the Offer following this disclosure or that the Offer will be extended so that at least five business days remain in the Offer. The Bidders also reiterate that the funding of the equity financing under the Equity Commitment Letter, while subject to certain conditions as described in Section 9 – “Source and Amount of Funds” of the Offer to Purchase, is not a condition to the Offer.

4.	On a related note, be advised that all conditions to the offer, other than those subject to applicable law, must be satisfied or waived before the expiration of the offer. Thus, please revise your Financing Proceeds Condition to ensure that it may be satisfied or waived as of the expiration of the offer. As currently stated, it appears that satisfaction of the first clause of the condition (i.e., receipt of the proceeds) could only occur after expiration of the offer.

As described in the response to comment 3 above, the Bidders have confirmed that five business days will remain in the Offer following disclosure of the change or that the Offer will be extended so that at least five business days remain in the Offer. Accordingly, the Bidders acknowledge that the satisfaction of the first clause of the condition must occur prior to the expiration of the Offer. In addition, the Section 15 – “Certain Conditions of the Offer” of the Offer to Purchase states that:

Purchaser shall not be required to, and Parent shall not be required to cause Purchaser to . . . pay for any Shares validly tendered and not validly withdrawn prior to any then-

Mr. Duchovny
U.S. Securities and Exchange Commission
June 14, 2012
Page 3

scheduled Expiration Date in connection with the Offer if, immediately prior to the then-scheduled Expiration Date . . . (c) the Financing Proceeds Condition has not been satisfied . . . .

The Bidders believe that such disclosure informs the stockholders that the Financing Proceeds Condition (including the first clause of such condition) must be satisfied prior to the expiration of the Offer and that no additional disclosure is necessary.

5.	On a further related note, we reissue prior comment 7 because we continue to believe that you have included a financing condition in your offer to purchase. We also note that (i) the addition of disclosure about the committed capital of Centerbridge does not comply with Item 10 of Schedule TO, (ii) the fact that Centerbridge Capital is not a party to the merger agreement (even though it is a bidder in the tender offer) or has not committed to contribute any funds other than the equity commitment do not lessen the materiality of the bidders’ financial condition to tendering security holders in the context of an offer which we consider to include a financing condition.

The Bidders respectfully submit that the financial statements of the Bidders are not material to a stockholder’s decision whether to sell, tender or hold its securities that are the subject of the Offer. As discussed below, the Bidders believe that the financial statements of the Bidders are not material to stockholders of P.F. Chang’s for the following reasons:

•

As disclosed in Section 8 – “Certain Information Concerning Parent, Purchaser and Certain Related Persons” of the Offer to Purchase, Parent, Wok Holdings and Purchaser are newly formed entities, formed solely for the purpose of investing in P.F. Chang’s and have not engaged in any business except for activities related to the Offer and the Merger and arranging the related financing. As a result, the disclosure of financial statements of those Bidders would not provide stockholders of P.F. Chang’s with any additional meaningful information.

•

The Bidders do not believe that the financial statements of Centerbridge Associates II would be material to a stockholder’s decision with respect to the Offer because Centerbridge Associates II does not have any operations other than acting as the general partner of Centerbridge Capital II. In addition, Centerbridge Associates II is not obligated to provide any financing in connection with the Offer.

•

The Bidders do not believe that the financial statements of Centerbridge Capital II would be material to a stockholder’s decision with respect to the Offer because Centerbridge Capital II is an investment fund and does not have any operations other than making investments in securities. Only the capital contribution committed by Centerbridge Capital II (which commitment has been disclosed) is

Mr. Duchovny
U.S. Securities and Exchange Commission
June 14, 2012
Page 4

relevant in the context of the Schedule TO since Centerbridge Capital II is not obligated to contribute amounts to complete the Offer in excess of the equity commitment previously disclosed in the Schedule TO. The Bidders have also previously disclosed the amount of committed capital of Centerbridge Capital II.

•

No other assets that would be identified on a balance sheet for any of the Bidders is relevant to a stockholder’s decision to sell, hold or tender shares in the Offer since such assets would not be available to fund the payment of tendered Shares in the Offer. Moreover, as disclosed in Section 9 – “Source and Amount of Funds,” upon consummation of the Merger, P.F. Chang’s will become the borrower under the debt financing and, accordingly, only the assets of P.F. Chang’s and its other subsidiaries which will be guarantors under the debt financing, will secure the obligations under the debt financing.

•	The Offer is not subject to the funding of the equity financing under the Equity Commitment Letter.

•

If the Minimum Condition and the other conditions to the Offer are satisfied, as a result of the same-day consummation of the Offer and the Merger, all stockholders of P.F. Chang’s, whether such stockholders tender Shares or not, will receive solely cash for such Shares and not stock or other securities of Purchaser or its affiliates. As a result, the financial condition and results of operations of the Bidders would not provide meaningful information to any of the stockholders of P.F. Chang’s, as such stockholders will have no ongoing interest in the business or operations of Purchaser after the same-day consummation of the Offer and the Merger.

For all of the above reasons, the Bidders respectfully submit that the financial condition of the Bidders is not material.

Schedule I

6.	We reissue prior comment 12 as it relates to Centerbridge Associates II, L.P.

In response to the Staff’s comment and pursuant to general instruction C to Schedule TO, the Bidders have revised the information regarding Centerbridge Associates II to include that Centerbridge GP Investors II, LLC (“Centerbridge GP Investors II”) is the sole general partner of Centerbridge Associates II and that the principal business of Centerbridge GP Investors II is acting as the general partner of Centerbridge Associates II. The Bidders have also revised Schedule I to include the information required for officers and directors of Centerbridge GP Investors II.

Mr. Duchovny
U.S. Securities and Exchange Commission
June 14, 2012
Page 5

If you have any questions or would like to discuss any of the Bidders’ responses, please do not hesitate to call me at (212) 310-8566 or, if more convenient, send me an e-mail at michael.lubowitz@weil.com.

Sincerely,
/s/ Michael E. Lubowitz

Michael E. Lubowitz

cc: Susanne V. Clark